
Your Marketing AGI Has Arrived
Spike AI

INVEST IN **GET SPIKE AI**

Marketing AGI -- an end-to-end marketing AI platform that increases marketing conversions

getspike.ai San Jose, CA

Highlights

1. 2nd customer was so impressed they offered to acquire us and are now participating in our round
2. 20% month-over-month customer growth
3. Over 40% increase in conversions for early customers
4. Over $50,000 in ARR
5. On track to hitting $100,000 ARR soon
6. Team has deep expertise in AI, conversion rate optimization and growth hacking
7. Data Science advisor leads a data science team of over 200 people
8. GTM advisor former country sales head of HubSpot

Featured Investor

Madan Lal
Syndicate Lead

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Invested $6,203

"I have spent my career as an engineering architect at world-class companies like WhatsApp and Lazada, solving problems at a global scale. I've always had a knack for identifying groundbreaking ideas, but when I first heard the vision behind Spike AI, I was awestruck. The sheer magnitude of the challenge they are tackling—encapsulated perfectly in MAGI: Marketing Artificial General Intelligence—is revolutionary. Knowing both co-founders from our college days, I knew they weren't making bold claims lightly. Their expertise in AI and marketing, honed at top firms, is formidable. Still, I started as a skeptic. Over the past few months, I've watched them break down marketing optimization to its core—building an AI that removes guesswork, taps into human psychology, and delivers results. Though by the time they got to their first client, I was almost sure of the results, the moment I knew this was something truly transformative was when they increased their first client's conversions by 75% (Case Study: https://getspike.co/casestudies/how-spike-ai-boosted-gsis-website-conversions-by-75/)—a staggering improvement that left no doubt about its potential. Spike AI should be likened to more of a top marketing agency that comes in and transforms your marketing across the board by leaps and bounds. Unlike traditional agencies that rely on intuition and experience, Spike AI delivers data-driven precision at scale. By mimicking the world's best marketing teams with the help of AI, it ensures businesses maximize revenue without breaking the bank. With ARR doubling month over month—$200K in two months, on track for $400K next month—the traction is undeniable. What makes me certain about their success isn't just their technical brilliance—it's their execution. With a 25-year friendship, relentless work ethic, and a team of top advisors, they're positioned to dominate. Early investors stand to gain from a compounding market advantage. AI is reshaping industries fast—now is the time to invest in the future of marketing. Spike AI is a rocket ship. If you're looking for a company with a clear path to exponential growth, this is the one to bet on."

Our Team



Deepesh Kumar CEO

Founded 2 companies previously 8 years experience in CRO and growth PM roles Have engineered growth from 0-to-1 3 times



Shrestha Pratik CTO

Team Lead at Meta Founding engineer in one of the fastest growing social networks in India acquired by Meesho Instrumental in developing AI and experimentation models

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Spike AI: The Marketing AGI

Executive Summary

Spike AI is building the world's first **Marketing AGI**—an autonomous system that goes beyond conventional AI or CRO tools to orchestrate every element of marketing. We started with website conversions, one of the toughest marketing challenges in a $60B+ global CRO market. Historically, only elite CRO agencies with data scientists, developers, and designers can tackle it end-to-end. **Spike AI** does it **autonomously**, delivering results in weeks instead of months.

The Problem

Websites are crucial for leads and sales, yet the global average conversion rate sits around 1.84%, leaving 98% of traffic untapped. Traditional approaches rely on manual analysis and expensive CRO teams. Most businesses waste countless hours interpreting data and implementing fixes. Tools alone don't solve the underlying fragmentation—**spreadsheets, heatmaps, and dashboards** often produce more noise than insights.

Our Solution: Marketing AGI

Spike AI was designed to do more than present data. Inspired by agentic AI frameworks like MetaGPT, we built **multi-agent capabilities** to spot friction, propose expert-level solutions, generate new variants, A/B test them in real time, and learn iteratively. This runs continuously—**identifying drop-offs, improving design, and refining content**—without requiring a specialized team for every step.

Traction

• Drove **40%+** conversion lifts for early customers, in half the time of typical CRO cycles.

• Landed **$50K ARR** in the first month of paid subscriptions.

• Gained **rapid** growth through word of mouth and saw a customer so impressed they offered to acquire us (ultimately joining our funding round).

Vision

Ultimately, Spike AI aims to evolve into a **full-spectrum Marketing AGI (MAGI)**—executing everything from website optimization to influencer outreach and SEO. By automating each stage of marketing, we free teams to focus on strategic, big-picture ideas rather than technical, day-to-day tasks.

Team

- **Deepesh (CEO)**: 8 years scaling products with advanced CRO and experimentation.
- **Shrestha (CTO)**: GenAI expert, ex-Meta engineer, specialized in AI-driven systems.
- **Ravindra Yadav (Data Science Advisor)**: 16+ years in data science, leading 200+ data scientists at Meesho.
- **Saher Ghattas (Sales Advisor)**: Former HubSpot Country Sales Head, 20+ years building sales strategies.

By blending **CRO expertise**, **generative AI**, and a clear focus on **autonomous execution**, Spike AI stands apart in a crowded MarTech landscape. We're not just enabling teams—we're delivering **self-driving outcomes** that transform any website (and soon, entire funnels) into continuous growth engines.